FINANCING ASSISTANCE AGREEMENT

THIS Agreement is made and entered into on September 10, 2018, by and between iServiceGlobe, Inc., a Texas corporation (hereinafter "Provider") and Social Chains Inc., a Texas corporation (hereinafter "Recipient") to accomplish the following:

1. Over time Provider has funded Recipient's creation and development of its Social Chains Platform ("Platform") in the aggregate amount of $3,500,000 ("Amount").

2. Recipient shall pay the Amount to Provider, its successors or assigns, over a term of three years commencing 10/1/18 and ending 10/1/21, without interest, from its earnings before interest, taxes, depreciation and amortization ("Ebitda") derived from the Platform, and without recourse other than against Ebitda accrued quarterly and a quarter thereafter in arrears. In no such event shall the amount repaid by Recipient be greater than the Amount of $3,500,000. Payments shall be made by Recipient only if Ebitda is more than $200,000 per quarter. Payments shall be made yearly.

3. Social Chains Inc. shall own the entire right, title and interest in and to the Social Chains Platform, and all proprietary rights therein. These rights herein granted shall be effective retroactively to the beginning of the creation and development of the Social Chains Platform.

4. All payments hereunder shall be made at Provider's address as set forth hereinafter or at such other place as Provider may designate in writing, in lawful money of the United States of America and in immediately available funds.

5. Upon notice of the commencement or assertion of any Third Party Claim against Recipient notice shall be given by Recipient to Provider reasonably promptly, but in any event no later than 10 days after receipt of such notice of such Third Party Claim. Such notice shall describe the Third Party Claim in reasonable detail (and include a copy of any complaint or related documents) and shall indicate, if reasonably

practicable, the estimated amount of the loss that has been or may be sustained if the Third Party Claim should succeed.

6. Provider may participate in the defense of any Third Party Claim by giving notice to that effect to Recipient reasonably promptly, but in no event later than 30 days after receiving notice of that Third Party Claim. Provider's right to do so shall be subject also to the rights of any insurer who has potential liability in respect of that Third Party Claim. Recipient agrees to pay all of its expenses as well as those of the Provider incurred as a result of the latter's participation in the defense.

7. The Parties shall cooperate in good faith in such defense, to include conducting themselves in accordance with the provisions of the following paragraph. If the Provider is not assured by Recipient within the Notice Period that the Recipient shall defend against such Third Party Claim, Provider may assume such defense, assisted by counsel of Provider's own choosing and the Recipient shall be liable for all reasonable costs and expenses paid or incurred in connection therewith and any loss suffered or incurred by the Provider with respect to such Third Party Claim.

8. The Parties will use all reasonable efforts to make available to the Party which is undertaking and controlling the defense of any Third Party Claim ("Defending Party"), (i) those persons under their control whose assistance, testimony and presence may be necessary to assist the Defending Party in evaluating and in defending any Third Party Claim, and (ii) all documents, records and other materials in the possession of such party reasonably required by the Defending Party for use in defending any Third Party Claim, and shall otherwise cooperate with the Defending Party. Recipient shall be responsible for all reasonable expenses associated with making such documents, records and materials available and for all expenses of any persons made available to the Defending Party hereunder, which expense shall not exceed actual cost to the Party associated with such persons.

9. Any dispute arising out of, relating to, or in connection with this Financial Assistance Agreement, including any question as to whether such dispute is subject to arbitration, shall be resolved as set forth in

this paragraph. The Parties shall attempt in good faith to resolve such dispute within 30 days following receipt by one Party of notice of such dispute from the other Party. If the Parties are unable to resolve the dispute within such period, upon notice by either Party to the other, the dispute shall be referred to mediation administered by the AAA under its Commercial Mediation Procedures.

10. If the dispute is not resolved under provisions of the preceding paragraph within 45 days following a reference to mediation, the dispute shall be exclusively and finally settled by arbitration administered by the AAA in accordance with the AAA Rules. Either Party may initiate the arbitration, as provided in the AAA Rules. The place of arbitration shall be in at the offices of Recipient unless the Parties agree otherwise. The arbitral panel shall determine the rights and obligations of the Parties in accordance with the substantive laws of the State of Texas, and without regard to conflicts of laws principles thereof. Except as agreed by the Parties, the arbitral panel shall have no power to alter or modify any terms or provisions of this Financial Assistance Agreement, or to render any award that, by its terms or effects, would alter or modify any term or provision of this Financial Assistance Agreement. The Parties shall be entitled to reasonable production of relevant, non-privileged documents, carried out expeditiously. If the Parties are unable to agree upon same, the arbitral panel shall have the power, upon application of any Party, to make all appropriate orders for production of documents by any Party. At the request of either Party, the arbitral panel shall have the discretion to order the examination by deposition of any witness to the extent the arbitral tribunal deems such examination appropriate or necessary. The arbitral panel shall be composed of three arbitrators, one to be selected by Provider, one to be selected by Recipient and the third (who shall act as chairman of the panel) to be selected by the two previously-selected arbitrators. If, within 30 days, the two previously-selected arbitrators cannot agree on the selection of the third arbitrator, then the third arbitrator shall be selected by the AAA pursuant to the AAA Rules. Once the arbitral panel has been composed, the arbitrators shall act as neutrals and not as party arbitrators, and no Party shall engage in any *ex parte* communication with any member of the arbitral panel. Each Party shall bear its own attorney fees, expenses, and costs. Any award

of monetary damages shall include interest at the bank rate as stated by Chase Bank from the date of any breach or violation of this Financial Assistance Agreement or the incurring of any obligation as determined in the arbitral award until paid in full. Any award of monetary damages shall be in writing and state the reasons upon which it is based. The award shall be final and binding on the Parties. Judgment on the award may be entered by any court with competent jurisdiction. The Texas Civil Practice and Remedies Code, 171.001, et seq., shall govern any arbitration conducted pursuant to this paragraph.

11.   All notices, other communications and approvals required or permitted by this Financing Assistance Agreement shall be in writing, shall state specifically that they are being given pursuant to this Agreement and shall be delivered, sent by email addressed as follows:

(a) in the case of Provider:

_____
Srini Katta
182 N Wimberly Way,
The Woodlands , Texas 77385

(b) in the case of Recipient:

_____
Radha Vudumula Director
12808 W Airport Blvd. # 270J
Sugar Land, Texas 77478

or such other persons or addresses as either Party may from time to time designate by notice to the other. A notice, other communication or approval shall be deemed to have been sent and received on the day it is delivered, or if such day is not a business day or if the notice is received after ordinary office hours (time of place of receipt), the notice, other communication or approval shall be deemed to have been sent and received on the next business day.

12.   This Financing Assistance Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. There are no representations, warranties, conditions or other agreements, whether direct or collateral, or express or implied, that form part of or affect this Financing Assistance Agreement, or that induced any Party to enter into this Agreement or on which reliance is placed by any Party, except as specifically set forth in this Agreement. The Parties acknowledge and agree that (i) each has substantial business experience and is fully acquainted with the provisions of this Agreement, (ii) the provisions and language of this Agreement have been fully negotiated and (iii) no provision of this Agreement shall be construed in favor of any Party or against any Party by reason of such provision of this Agreement having been drafted on behalf of one Party rather than the other.

13. This Financing Assistance Agreement may be amended, changed or supplemented only by a written agreement signed by both Parties.

14. Any waiver of, or consent to depart from, the requirements of any provision of this Financing Assistance Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

15.   Each provision of this Financing Assistance Agreement shall be valid and enforceable to the fullest extent permitted by applicable Law. The invalidity of any one or more phrases, sentences, clauses or sections contained in this Agreement shall not affect the remaining portions of this Agreement or any part thereof. If any provision of this Agreement or the application thereof to any Person or circumstance is held or

deemed to be or determined to be invalid, inoperative or unenforceable in any particular case in any particular jurisdiction or jurisdictions because it conflicts with any other provision or provisions hereof or of any applicable Law, or public policy, or for any other reason, (i) such circumstance shall not have the effect of rendering the provision in question inoperative or unenforceable in any other case or circumstance, or rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to any extent whatever, and (ii) the Parties shall negotiate in good faith to amend this Agreement to implement the provisions set forth herein. If the Parties cannot agree on an appropriate amendment, either Party may refer the matter for determination pursuant to the dispute resolution procedures of this Agreement.

16.   This Financing Assistance Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the State of Texas (excluding any conflict of laws rule or principle which might refer such interpretation to the laws of another jurisdiction).

17.   Any action or proceeding against the Recipient or the Provider relating in any way to this Financing Assistance Agreement may be brought and enforced in the Houston Division of the Federal District Court for the Southern District of Texas, in the Montgomery County District Courts if against Provider, in the Fort Bend County District Courts if against Recipient, and none other except as may be expedient for purposes of confirming, correcting, or vacating an arbitration award, and each of the Recipient and the Provider hereby irrevocably submits to the jurisdiction of such courts with regard to any such action or proceeding, and irrevocably waives, to the fullest extent permitted by applicable Law, any objection they may have now or hereafter have to the laying of venue of any such action or proceeding in such courts and any claim that any such action or proceeding brought in any such court has been brought in an inconvenient forum. Service of process on the Provider may be made by email addressed as provided for herein or by regular mail, personal delivery or other effective means on the Provider. Service of process on the Recipient may be made by email addressed as provided for herein or by regular mail, personal delivery or other effective means on the Recipient.

18. The Parties shall do or cause to be done all such further acts and things as may be reasonably necessary or desirable to give full effect to this Financing Assistance Agreement. Without limiting the foregoing, each Party will, at any time and from time to time, execute and deliver or cause to be executed and delivered such further instruments and assurances and take such further actions as may be reasonably requested by the other Party in order to cure any defect in the execution and/or delivery of this Agreement.

19. Except as otherwise provided in this Financing Assistance Agreement, each Party shall be responsible for its own costs and expenses incurred in connection with performing and observing the obligations of each under this Agreement.

20. This Financing Assistance Agreement shall inure to the benefit of the Parties and their respective permitted successors and assigns and be binding upon the Parties and their respective successors and assigns. Successions and assignments are permitted the Provider by this Financing Assistance Agreement. Successions and assignments shall be permitted the Recipient only upon permission granted for specific instances thereof in writing executed by the Provider and attached as Exhibit A hereto.

21. Except as expressly provided herein to the contrary, nothing contained in this Financing Assistance Agreement shall constitute or be deemed to create a partnership, joint venture or principal and agent relationship between Provider and Recipient, nor shall any term or provision hereof be construed in any way to grant, convey or create any rights or interests to any Person not a party to this Agreement.

22. This Financing Assistance Agreement may be executed in any number of counterparts in English, which, taken together, shall constitute one and the same agreement. The Agreement shall be effective when it has been executed by each Party and delivered to both Parties. To evidence the fact that it has executed this Agreement, a Party may send a copy of its executed counterpart to the other Party by facsimile transmission or email attachment. Such Party shall be

deemed to have executed and delivered this Agreement on the date such Party sent such facsimile or email transmission. In such event, such Party shall forthwith deliver to the other Party an original counterpart of this Agreement executed by such Party.

[Signatures appear on following page.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their duly authorized representatives and have caused this Agreement to become effective as of the date first above written.

PROVIDER: RECIPIENT:

Name: Srini Katta   Name: Radha Vudumula

Title: President & CEO   Title: Director

Date: September 10th 2018   Date: September 10th 2018